UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PTC Therapeutics, Inc.
(Name of Issuer)

Common Stock $0.001 par value per share
(Title of Class of Securities)

69366J200
(CUSIP Number)

October 19, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒  Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 69366J200

1. Names of Reporting Persons. Camber Capital Management LP 42-1693587
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 shares
6. Shared Voting Power 4,000,000 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 4,000,000 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person Camber Capital Management LP – 4,000,000 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) Camber Capital Management LP – 5.31%
12. Type of Reporting Person Camber Capital Management LP – 00 (Limited Partnership)

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CUSIP No.   69366J200

1. Names of Reporting Persons. Stephen DuBois Not applicable
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Stephen DuBois – United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 shares
6. Shared Voting Power 4,000,000 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 4,000,000 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person Stephen DuBois – 4,000,000 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) Stephen DuBois – 5.31%
12. Type of Reporting Person Stephen DuBois – IN

13G
  CUSIP No.   69366J200

ITEM 1.
(a) Name of Issuer:
PTC Therapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices:
100 Corporate Court, South Plainfield, NJ 07080

ITEM 2.
(a) Name of Person Filing:
Camber Capital Management LP
Stephen DuBois

(b) Address of Principal Business Office, or if None, Residence:
Camber Capital Management LP
Stephen DuBois
101 Huntington Avenue
Suite 2101
Boston, MA 02199

(c) Citizenship:
Camber Capital Management LP – Delaware
Stephen DuBois – United States

(d) Title of Class of Securities:
Common Stock $0.001 par value per share

(e) CUSIP Number:
69366J200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Camber Capital Management LP – 4,000,000 shares
Stephen DuBois – 4,000,000 shares

(b) Percent of class: Camber Capital Management LP – 5.31%
Stephen DuBois – 5.31%

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   CUSIP No.   69366J200

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
Camber Capital Management LP – 0 shares
Stephen DuBois – 0 shares

(ii) Shared power to vote or to direct the vote
Camber Capital Management LP – 4,000,000 shares
Stephen DuBois – 4,000,000 shares

(iii) Sole power to dispose or to direct the disposition of
Camber Capital Management LP – 0 shares
Stephen DuBois – 0 shares

(iv) Shared power to dispose or to direct the disposition of
Camber Capital Management LP – 4,000,000 shares
Stephen DuBois – 4,000,000 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable

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CUSIP No.   69366J200

ITEM 10. CERTIFICATIONS.
The following certification shall be included if the statement is filed pursuant to S.240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAMBER CAPITAL MANAGEMENT LP
By: /s/Sean George
Sean George
Chief Financial Officer

STEPHEN DUBOIS
By: /s/ Stephen DuBois
Stephen DuBois, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.